UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170144

DIVISION OF
CORPORATION FINANCE

February 13, 2017

Kristopher A. Isham
Wal-Mart Stores, Inc.
kristopher.isham@walmartlegal.com

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2017

Dear Mr. Isham:

This is in response to your letter dated January 30, 2017 concerning the shareholder proposal submitted to Walmart by Mark Stevens. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Mark Stevens
FISMA & OMB Memorandum M-07-16

February 13, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2017

The proposal relates to a policy.

There appears to be some basis for your view that Walmart may exclude the proposal under rule 14a-8(e)(2) because Walmart received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Walmart excludes the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Walmart
Save money. Live better.

Legal
Corporate

Kristopher A. Isham
Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479.204.8684
Fax 479.277.5991
Kristopher.Isham@walmartlegal.com

January 30, 2017

VIA E-MAIL to *shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores, Inc.*
Shareholder Proposal of Mark W. Stevens
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from Mark W. Stevens (the "Proponent"). A copy of the Proposal, together with the Proponent's cover letter, is attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal was received by the Company at its principal executive offices after the deadline for submitting shareholder proposals for inclusion in the Company's 2017 Proxy Materials.

BACKGROUND

On April 20, 2016, the Company filed with the Commission, and commenced distribution of a proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders ("2016 Proxy Statement") to its shareholders. As required by Rule 14a-5(e), the Company included in its 2016 Proxy Statement the deadline for receiving shareholder proposals submitted for inclusion in the Company's proxy statement and form of proxy for the Company's next annual meeting, calculated in the manner prescribed in Rule 14a-8(e). Specifically, the following disclosure appeared on page 95 of the Company's 2016 Proxy Statement:

> **Submission of Shareholder Proposals**
>
> If you wish to submit a proposal for possible inclusion in our proxy statement relating to our 2017 Annual Shareholders' Meeting, send the proposal, by registered, certified, or express mail to:
>
> Gordon Y. Allison, Vice President and General Counsel,
> Corporate Division
> Wal-Mart Stores, Inc.
> 702 Southwest 8th Street
> Bentonville, Arkansas 72716-0215
>
> Shareholder proposals intended for inclusion in our proxy statement for the 2017 Annual Shareholders' Meeting in accordance with the SEC's Rule 14a-8 under the Exchange Act *must be received by our company in the manner described above no later than the close of business on December 21, 2016*. Any shareholder proposal received by the company after that date will not be included in the company's proxy statement relating to the 2017 Annual Shareholders' Meeting. (emphasis added).

A copy of page 95 of the Company's 2016 Proxy Statement is attached to this letter as Exhibit B.

As described below, the Company calculated the December 21, 2016 deadline in in the manner prescribed in Rule 14a-8(e) and Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

On December 27, 2016, six days after the Company's deadline for shareholder proposals, the Company received the Proposal. The Proposal, postmarked December 23, 2016, was sent via certified mail and was addressed and delivered to the Company's principal executive offices at

702 Southwest 8th Street by the United States Postal Service ("USPS") at 10:35 am local time on December 27, 2016. A copy of the envelope, with tracking number affixed, and the USPS's tracking information showing the date and time of delivery is attached to this letter as Exhibit C.

Although Rule 14a-8(f)(1) does not require that the Company have provided a notice of eligibility or procedural deficiency to the Proponent because the deficiency—untimeliness—cannot be remedied, the Company, as a courtesy to the Proponent, nonetheless attempted to notify him of the untimeliness of the Proposal and to respectfully request that he withdraw the Proposal. This courtesy notification was delivered by email, which included a request to speak with the Proponent about the Proposal, and additionally the Company sent a courtesy copy by mail, which was returned as undeliverable. A copy of these two emails, as well as the envelope with tracking number affixed, and the tracking information showing the Company's attempted correspondence by mail with the Proponent, is attached to this letter as Exhibit D. The Company subsequently resent the courtesy notification to the Proponent's post office box address, and it was delivered to the Proponent on January 20, 2017. A copy of the tracking information showing the date and time of the delivery is attached to this letter as Exhibit E. The Company has had no further contact with the Proponent as of the date of the filing of this letter.

ANALYSIS

The Proposal May Be Excluded From The Company's 2017 Proxy Materials Pursuant To Rule 14a-8(e)(2) Because The Proposal Was Received By The Company At Its Principal Executive Offices After The Deadline For Submitting Shareholder Proposals For Inclusion In The Company's 2017 Proxy Materials.

Under Rule 14a-8(f)(1) a company may exclude a shareholder proposal if the proponent fails to follow one of the eligibility or procedural requirements contained in Rule 14a-8. Ordinarily, a company may exclude a proposal on this basis only after it has timely notified the proponent of an eligibility or procedural problem and the proponent has timely failed to adequately correct the problem. However, as per Rule 14a-8(f)(1), a company "need not provide [the proponent] such notice of a deficiency if the deficiency cannot be remedied, *such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline*." (emphasis added).

One of the eligibility or procedural requirements contained in Rule 14a-8 is timeliness, the requirement to submit a proposal by the applicable deadline. If a proponent is submitting a proposal "for the company's annual meeting, [the proponent] can in most cases find the deadline in [the prior] year's proxy statement." *See* Rule 14a-8(e)(1). Under Rule 14a-8(e)(2):

> The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection

with the previous year's annual meeting.[1]

SLB 14, Section C.3.b indicates that, to calculate the deadline, a company should "[i] start with the release date disclosed in the previous year's proxy statement; [ii] increase the year by one; and [iii] count back 120 calendar days." Consistent with this guidance, to calculate the deadline for receiving shareholder proposals submitted for the Company's 2017 Annual Meeting of Shareholders, the Company (i) started with the release date of its 2016 Proxy Statement (i.e., April 20, 2016),[2] (ii) increased the year by one (i.e., April 20, 2017), and [iii] counted back 120 calendar days. As per SLB 14, Section C.3.b, "day one" for purposes of this calculation was April 19, 2017, resulting in a deadline for receiving shareholder proposals submitted for inclusion in the Company's 2017 Proxy Materials of December 21, 2016, as disclosed on page 95 of the Company's 2016 Proxy Statement. *See* Exhibit B. As noted above and in Exhibit C to this letter, the Company received the Proposal six days after this deadline, on December 27, 2016.

The Staff strictly construes the deadline for shareholder proposals under Rule 14a-8, permitting companies to exclude from proxy materials those proposals received at companies' principal executive offices after the deadline. *See, e.g., Whole Foods Market, Inc.* (avail. Oct. 30, 2014) (proposal received two weeks after company's deadline); *BioMarin Pharmaceutical Inc.* (avail. Mar. 14, 2014) (proposal received five days after company's deadline); *Dean Foods Company* (avail. Jan. 27, 2014) (proposal received three days after company's deadline); *PepsiCo, Inc.* (avail. Jan. 3, 2014) (proposal received three days after company's deadline); *Tootsie Roll Industries, Inc.* (avail. Jan. 14, 2008) (proposal received two days after company's deadline, even when deadline fell on a Saturday).

Here, the Proposal was received at the Company's principal executive offices on December 27, 2016, six days after the Company's properly calculated and noticed deadline for shareholder proposals submitted for inclusion in the Company's 2017 Proxy Materials, December 21, 2016. Accordingly, the Proposal is properly excludable from the Company's 2017 Proxy Materials because it was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

The Company also believes that there are other procedural and substantive bases under

---

1 Also under Rule 14a-8(e)(2), "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials." This portion of Rule 14a-8(e)(2) is not applicable in the instant case because the Company's 2016 Annual Meeting of Shareholders was held on June 3, 2016, and, while the Company's board of directors has not formally scheduled the date of the Company's 2017 Annual Meeting of Shareholders, it currently plans to hold that meeting within 30 days of June 3, 2017.

2 The Notice of the 2016 Annual Meeting of Shareholders included in the Company's 2016 Proxy Statement indicated that "[t]his proxy statement and the related proxy materials were first released to shareholders and made available on the internet on April 20, 2016." *See* https://www.sec.gov/Archives/edgar/data/104169/000130817916000359/0001308179-16-000359-index.htm

Rule 14a-8 for excluding the Proposal from the 2017 Proxy Materials. The Company is addressing only the eligibility or procedural matter raised in this letter at this time because the Company does not believe that the Proposal is eligible for inclusion in the 2017 Proxy Materials because it was not timely received. The Company reserves the right, should it be necessary, to raise additional bases for excluding the Proposal from the 2017 Proxy Materials if the Staff declines to concur in the Company's no-action request.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(e)(2).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please direct any correspondence regarding this matter to me at Kristopher.Isham@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-8684, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Kristopher A. Isham
Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Mark W. Stevens

EXHIBIT A

I, Mark W. Stevens, holder of Walmart Stores Inc., stock as noted on my cover letter, hereby submits the following Shareholder Proposal for consideration at the 2017 Annual Shareholders Meeting:

RESOLVED: The Stockholders of Wal-Mart Stores, Inc., (the "Company"), ask the board of directors to adopt a policy that, any Black Friday sale event begin no earlier than 5:00am local store time, on the morning following Thanksgiving Day. Furthermore, the policy must include that no type of sale event be offered from 12:01am local store time on Thanksgiving Day until 4:59am on the morning following Thanksgiving Day. Lastly, the Company must adopt a policy that insures associates have time off with family on Thanksgiving Day, that no staffing reductions are made in the pay week Thanksgiving Day falls upon to insure the Company's customers are taken care of in a timely manner in order to avoid a loss of sales revenues for the Company.

SUPPORTING STATEMENT:

As a former associate with over 10 years of service, and shareholder of over 32 years, I submit this supporting statement:

Black Friday, the day after Thanksgiving Day, has long been the day retailers have started the holiday season off with big sales. It is also the day that many retailer's income statements go into the black (indicating profit) for the fiscal year.

In recent years, some of Walmart's competitors, who have been financially challenged, and others who are not, have started Black Friday sales earlier than the morning after Thanksgiving Day, in an attempt to capture some of the Company's business. Instead of standing firm, and with those opponents of such Black Friday sales tactics, Walmart's competitors were implementing, also known as "Black Friday Creep", the Company chose to take a defensive stance, and join in, by starting Black Friday sales on Thanksgiving evening.

As an associate (overnight Customer Service Manager), from 2001 until 2012, I saw and endured, firsthand, the effects of what has been called "Black Friday Creep".

During the traditional Black Friday sale years, associates that worked Thanksgiving Day in my store had schedules of no more than four (4) hours. Overnight Associates had open schedules and could work as long as needed.

In the Black Friday Creep years, associates were assigned longer schedules on Thanksgiving Day, and Black Friday, and suffered schedule reductions on the days preceding Thanksgiving Day. In these years, sales revenues have been impacted in the days before Thanksgiving, as potential customers of the Company decided to shop at competitors for their Thanksgiving Meal needs due to longer than necessary lines in the Company's checkouts due to short staffing.

Worse yet, Associates have had to give up Thanksgiving Day with their families, or face not being employed any longer by the Company. It is one of the many reasons that I left employment with Walmart in November 2012.

Thanksgiving is a day for family.

[continued]

It is a day to celebrate, to remember those who risked it all to cross The Atlantic to the New World, and celebrated the first Thanksgiving in 1621 at Plymouth, Massachusetts.

It is not a day to wait in a store line for hours for a bargain deal on a flat screen tv.

Above that, the increasing negative publicity pre-Black Friday sales on Thanksgiving Day create, are in reality costing Walmart and other competitors, not just for the sale, but year round.

Mr. Sam said "Do It, Try It, Fix It."

The Company has Done it, Tried it, now it is time to Fix It.

The Company has had a long tradition of being out front, leading the way. Mr. Sam himself was a trailblazer. Many will agree with me, that the Company has strayed from these ways.

Adoption of this proposal will make positive, long lasting change, not just at the Company, but other companies that follow the Walmart way.

The Company's opposing statement will in all likelihood note that a change caused by adopting this proposal would put the Company at a disadvantage, cost it sales, and hurt the bottom line.

I respond in turn by saying, when we become so competitive that we forget the impacts that it has upon our families, and in the public realm in the opposition that continues to grow against the earlier, and earlier, Black Friday sales, we have lost.

In closing, Mr. Sam said that his associates are his best idea generators, if you agree this is a great idea, vote for this proposal. I also challenge The Walton Family shareholders to join with us, in voting for this proposal.

22 December 2016

Mr. Gordon Y. Allison
Vice President & General Counsel
Walmart Stores Inc.
702 SW Eighth Street
Bentonville, AR 72716-0215

Certified Mail:***FISMA & OMB Memorandum M-07-16***

Dear Mr. Allison,

As a shareholder of Walmart Stores Inc., stock as noted in the table below, I hereby submit the two enclosed proposals to be presented to a vote of our shareholders at the 2017 Annual Shareholders Meeting.

Walmart Stores Inc., Stock Holdings Report			
As of Market Close:	22 Dec 2016		
Account		**Number of Shares**	**Total Value**
	wmt401k	113.1498	7,874.10
	legacy	116.7950	8,127.76
	Totals:	**229.9448**	**16,001.86**

Regards,

Mark Stevens

cc: Walmart Shareholder Proposals File

PO Box 531 ◆ 235 North First St., Lot #6 ◆ Arlington, NE 68002
email***FISMA & OMB Memorandum M-07-16***

EXHIBIT B

SUBMISSION OF SHAREHOLDER PROPOSALS

If you wish to submit a proposal for possible inclusion in our proxy statement relating to our 2017 Annual Shareholders' Meeting, send the proposal, by registered, certified, or express mail to:

Gordon Y. Allison, Vice President and General Counsel,
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Shareholder proposals intended for inclusion in our proxy statement for the 2017 Annual Shareholders' Meeting in accordance with the SEC's Rule 14a-8 under the Exchange Act must be received by our company in the manner described above no later than the close of business on December 21, 2016. Any shareholder proposal received by the company after that date will not be included in the company's proxy statement relating to the 2017 Annual Shareholders' Meeting. Further, all proposals submitted for inclusion in the company's proxy statement relating to the 2017 Annual Shareholders' Meeting must comply with all of the requirements of SEC Rule 14a-8.

Shareholders who wish to bring business before Walmart's 2017 Annual Shareholders' Meeting, other than through a shareholder proposal pursuant to the SEC's rules, or nominate a person for election as a director, must notify the Corporate Secretary of our company in writing and provide the information required by the provision of the Bylaws dealing with business at annual and special meetings. Under the Bylaws, the notice must be delivered to or mailed and received at Walmart's principal executive offices not less than 90 nor more than 120 days prior to the one-year anniversary of the 2016 Annual Shareholders' Meeting (assuming the 2016 Annual Shareholders' Meeting is held on June 3, 2016, no later than March 5, 2017 and no earlier than February 3, 2017), unless the date of the 2017 Annual Shareholders' Meeting is more than 30 days before or more than 60 days after such anniversary date, in which case such notice must be delivered to or mailed and received at Walmart's principal executive offices not more than 120 days prior to the date of the 2017 Annual Shareholders' Meeting nor less than the later of 90 days prior to the date of the 2017 Annual Shareholders' Meeting or the tenth day following the day on which a public announcement of the 2017 Annual Shareholders' Meeting is made. The requirements for such notice are set forth in the Bylaws, a copy of which can be found on our corporate website at *http://stock.walmart.com/corporate-governance/governance-documents.* The Board periodically reviews the Bylaws, as in effect from time to time, and approves amendments as it deems appropriate. Any amendments to the Bylaws will be reported in a filing with the SEC, as required by Form 8-K, and the amended Bylaws will be filed as an exhibit to an SEC filing and posted on our corporate website at the web address above.

EXHIBIT C

Mark Stevens
PO Box 531
Arlington NE 68002-0531

U.S. POSTAGE
PAID
FREMONT, NE
68025
DEC 23 16
AMOUNT
$6.68
R2304N117088-13

1000

72716

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS. FOLD AT DOTTED LINE

CERTIFIED MAIL®

***FISMA & OMB Memorandum M-07

Mr. Gordon Y. Allison
Vice President & General Counsel
Walmart Stores Inc.
702 SW Eighth St
Bentonville AR 72716-0215

RETURN RECEIPT REQUESTED

72716-0215

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Tracking Number: ***FISMA & OMB Memorandum M-07-16***

Expected Delivery Day: **Tuesday, December 27, 2016**

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EXHIBIT D

From: Kristopher Isham - Legal
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Shareholder Proposal Submission

Hello Mr. Stevens,

We received your letter via certified mail on December 27, 2016, which included a shareholder proposal submission. We value your insight and input as a shareholder and former associate, and I was hoping you might be willing to speak with me for a few moments about your letter and submission. If you are interested in speaking with me, please let me know what date(s) and time(s) would work best for you, as well as a number where I can call you, and I am happy to work around your scheduling needs.

All of the best wishes for a Happy New Year.

Kind regards,

Kris Isham, Associate General Counsel - Corporate
Office: 479.204.8684; Fax (479) 277-5991
kristopher.isham@walmartlegal.com
Wal-Mart Stores, Inc.
Legal Department – Corporate Division
702 S.W. 8th Street
Bentonville, AR 72716-0215

Save money. Live better.

From: Kristopher Isham - Legal
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Shareholder Proposal Submission
Attachments: Mark Stevens - Deficiency Notice.pdf
Shareholder Proposal Submission.msg

Hello Mr. Stevens,

As noted in my email to you on December 30, 2016, I would like to speak with you to discuss your proposal at your convenience. Because we have not yet been able to speak, I am sending you this letter as a precaution because your proposal contains certain procedural deficiencies that SEC regulations require us to bring to your attention.

If you are interested in speaking with me, please let me know what date(s) and time(s) would work best for you, as well as a number where I can call you, and I am happy to work around your scheduling needs.

Thanks,

Kris Isham, Associate General Counsel - Corporate
Office: 479.204.8684; Fax (479) 277-5991
Mobile: 479.586.0394
kristopher.isham@walmartlegal.com
Wal-Mart Stores, Inc.
Legal Department – Corporate Division
702 S.W. 8th Street
Bentonville, AR 72716-0215

Save money. Live better.

Walmart
Save money. Live better.

Legal
Corporate

Kristopher A. Isham
Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479.204.8684
Fax 479.277.5991
Kristopher.Isham@walmartlegal.com

January 6, 2017

VIA OVERNIGHT MAIL AND EMAIL

Mark W. Stevens
235 North First St., Lot #6
P.O. Box 531
Arlington, NE 68002
FISMA & OMB Memorandum M-07-16

Dear Mr. Stevens:

I am writing on behalf of Wal-Mart Stores, Inc. (the "Company"), which received on December 27, 2016, your shareholder proposal submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareholders (the "Proposal").

As noted in my email to you on December 30, 2016, I would like to discuss your proposal with you at your convenience, including our belief that the Proposal was received after the deadline for shareholders to be considered that the 2017 Annual Meeting. However, since we have not yet connected and in the event that the Proposal was timely, I am sending you this letter as a precaution as the Proposal contains certain procedural deficiencies that SEC regulations require us to bring to your attention. By sending this letter to you, the Company is not waiving its right to exclude the Proposal for not being timely submitted.

1. Proof of Continuous Ownership

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The December 22, 2016 letter that you provided is insufficient because it is not from a Depository Trust Company participant, as described below, it states the number of shares held as of December 22, 2016 but does not cover the full one-year period preceding and including December 23, 2016, the date the Proposal was submitted to the Company, and it does not state that the shares were held continuously during the required one-year period.

To remedy these defects, you must obtain a proof of ownership letter verifying your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including December 23, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 23, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number or amount of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 23, 2016.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 23, 2016. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing

broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 23, 2016, the required number or amount of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

2. Intent to Hold Shares

As discussed above, under Rule 14a-8(b) of the Exchange Act, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the shareholders' meeting for at least one year as of the date the Proposal was submitted to the Company, and must provide to the Company a written statement of the shareholder's intent to continue to hold the required number or amount of shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders. Your correspondence did not include such a statement. To remedy this defect, you must submit a written statement that you intend to continue holding the required number or amount of Company shares through the date of the Company's 2017 Annual Meeting of Shareholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 702 SW 8th Street, MS 0215, Bentonville, AR 72716-021. Alternatively, you may transmit any response by facsimile to me at (479) 277-5991.

If you have any questions with respect to the foregoing, please contact me at (479) 204-8684. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Kristopher Isham
Associate General Counsel

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to ''you'' are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>>
>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
>>
>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

> (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.
>
> (2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.
>
> (3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

> (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
>
> > *Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.
>
> (2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
>
> > *Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.
>
> (3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
>
> (4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
>
> (5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
>
> (6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

> (i) Would disqualify a nominee who is standing for election;
>
> (ii) Would remove a director from office before his or her term expired;
>
> (iii) Questions the competence, business judgment, or character of one or more nominees or directors;
>
> (iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
>
> (v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to paragraph (i)(9):* A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

> *Note to paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a “say-on-pay vote”) or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

> (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;
>
> (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
>
> (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

From:	TrackingUpdates@fedex.com
To:	Kristopher Isham - Legal
Subject:	***FISMA & OMB Memorandum M-07-16*** FedEx Shipment Tendered to FedEx
Date:	Friday, January 6, 2017 7:50:45 PM

FedEx®

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Tracking# ***FISMA & OMB Memorandum M-07-16***

Ship date:		Scheduled delivery:
Fri, 1/6/2017		Mon, 1/9/2017 by 4:30 pm
Kristopher Isham Wal-Mart PMDC Express bentonville, AR 72716 US	Picked up	**Mark W. Stevens** 235 N 1ST ST LOT 6 ARLINGTON, NE 68002 US

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Tracking number:	***FISMA & OMB Memorandum M-07-16***
Service type:	FedEx Standard Overnight
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Original Tracking Number: ***FISMA & OMB Memorandum M-07-16***
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THIS SHIPMENT IS BEING RETURNED FOR THE FOLLOWING REASON(S):

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Questions? Go to our Web site at fedex.com. Call 1.800.Go.FedEx 1.800.463.3339. 159396 REV 8/08 RRD

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FISMA & OMB Memorandum M-07-16

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FISMA & OMB Memorandum M-07-16

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Tracking Number: MA & OMB Memorandum M-07-16***

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DATE & TIME	STATUS OF ITEM	LOCATION
January 20, 2017 , 11:22 am	Delivered	ARLINGTON, NE 68002
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January 17, 2017 , 10:04 am	Available for Pickup	ARLINGTON, NE 68002
January 16, 2017 , 7:14 pm	Departed USPS Facility	OMAHA, NE 68108
January 14, 2017 , 4:07 pm	Arrived at USPS Facility	OMAHA, NE 68108
January 14, 2017 , 5:24 am	Departed USPS Facility	FAYETTEVILLE, AR 72701
January 13, 2017 , 10:18 pm	Arrived at USPS Facility	FAYETTEVILLE, AR 72701

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